

Former Damon Estate, Honolulu, HI
185 Properties
Square Feet: 9,600,000

Honolulu CBD

Exhibit 99.2

SIR
LISTED
NYSE®

# Select Income REIT

## Fourth Quarter 2012

### Supplemental Operating and Financial Data

Certain of the land parcels included in the former Damon Estate properties

SIR

*All amounts in this report are unaudited.*



# TABLE OF CONTENTS

**TABLE OF CONTENTS**



# WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

• OUR ACQUISITIONS OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• THE CREDIT QUALITY OF OUR TENANTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, OR CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

• OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,



# WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, OR LEASE TERMS FOR NEW PROPERTIES,
- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN THOSE ACQUISITIONS NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE ACQUISITIONS CHANGING,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION DETAILS PAST RENT RESETS THAT REFLECT OUR RENTS INCREASING AS A RESULT OF THOSE RESETS AND PRESENTS A SCHEDULE OF UPCOMING RENT RESETS. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS BY THE AMOUNTS SIMILAR TO PAST RESETS, AND FUTURE RESET RENTS COULD DECREASE,
- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE OUR OPERATING PERFORMANCE,
- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,
- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,
- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES MAY NOT BE REALIZED,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH CWH, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

# CORPORATE INFORMATION



*2828 Pa'a Street, Honolulu, HI*
*Tenant: Grainger Industrial Inc.*
*Lease Expiration: 2046*



# COMPANY PROFILE

## The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of December 31, 2012, we owned 267 properties with approximately 24.6 million rentable square feet, including 229 properties with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

## Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 820 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns a majority of our common shares, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $22.0 billion as of December 31, 2012. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

## Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

## Stock Exchange Listing:

New York Stock Exchange

## NYSE Trading Symbol:

Common Shares – SIR

## Portfolio Data (as of 12/31/2012):

| | |
|---|---|
| Total properties | 267 |
| Total sq. ft. (000s) | 24,592 |
| Percent leased | 95.3% |

# INVESTOR INFORMATION



## Board of Trustees

Barry M. Portnoy
*Managing Trustee*

Adam D. Portnoy
*Managing Trustee*

Donna D. Fraiche
*Independent Trustee*

William A. Lamkin
*Independent Trustee*

Jeffrey P. Somers
*Independent Trustee*

## Senior Management

David M. Blackman
*President and Chief Operating Officer*

John C. Popeo
*Treasurer and Chief Financial Officer*

## Contact Information

**Investor Relations**
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

**Inquiries**
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations,
at (617) 796-8222 or tbonang@sirreit.com or,
Carlynn Finn, Senior Manager, Investor Relations,
at (617) 796-8222 or cfinn@sirreit.com.



# RESEARCH COVERAGE

## Equity Research Coverage

**Bank of America / Merrill Lynch**
James Feldman
(212) 449-6339

**Morgan Stanley**
Paul Morgan
(415) 576-2627

**RBC Capital Markets**
Rich Moore
(440) 715-2646

**Wells Fargo Securities, LLC**
Brendan Maiorana
(443) 263-6516

*SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.*

# FINANCIAL INFORMATION



*1800 South Novell Place, Provo, UT*
*Office Property*
*Tenant: Novell*
*Lease Expiration: 2024*

# KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 12/31/2012 | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 |
| **Shares Outstanding:** | | | | | |
| Common shares outstanding (at end of period) [1] | 39,283 | 31,233 | 31,200 | 31,200 | n/m |
| Weighted average common shares outstanding [1] | 33,070 | 31,206 | 31,200 | 13,205 | |
| | | | | | |
| **Common Share Data:** | | | | | |
| Price at end of period | $ 24.77 | $ 24.62 | $ 23.76 | $ 22.58 | |
| High during period | $ 26.75 | $ 26.59 | $ 24.06 | $ 22.65 | |
| Low during period | $ 23.78 | $ 23.40 | $ 21.23 | $ 21.49 | |
| Annualized dividends paid per share [2] | $ 1.68 | $ 1.60 | $ - | $ - | |
| Annualized dividend yield (at end of period) [2] | 6.8% | 6.5% | - | - | |
| Annualized Normalized FFO multiple (at end of period) [3] | 10.3x | 9.5x | 9.7x | 8.6x | |
| Annualized NOI/total market capitalization [4] | 8.1% | 8.1% | 8.4% | 9.5% | |
| | | | | | |
| **Market Capitalization:** | | | | | |
| Total debt (book value) | $ 472,778 | $ 469,931 | $ 321,000 | $ 227,000 | |
| Plus: market value of common shares (at end of period) | 973,040 | 768,956 | 741,312 | 704,496 | |
| Total market capitalization | $ 1,445,818 | $ 1,238,887 | $ 1,062,312 | $ 931,496 | |
| Total debt / total market capitalization | 32.7% | 37.9% | 30.2% | 24.4% | |
| | | | | | |
| **Book Capitalization:** | | | | | |
| Total debt | $ 472,778 | $ 469,931 | $ 321,000 | $ 227,000 | $ - |
| Plus: total shareholders' equity | 900,183 | 713,288 | 712,463 | 697,272 | 904,800 |
| Total book capitalization | $ 1,372,961 | $ 1,183,219 | $ 1,033,463 | $ 924,272 | $ 904,800 |
| Total debt / total book capitalization | 34.4% | 39.7% | 31.1% | 24.6% | 0.0% |
| | | | | | |
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 1,430,652 | $ 1,239,932 | $ 1,083,146 | $ 975,229 | $ 954,532 |
| Total liabilities | $ 530,469 | $ 526,644 | $ 370,683 | $ 277,957 | $ 49,732 |
| Gross book value of real estate assets [5] | $ 1,391,401 | $ 1,209,597 | $ 1,052,042 | $ 947,039 | $ 946,823 |
| Total debt / gross book value of real estate [5] | 34.0% | 38.9% | 30.5% | 24.0% | 0.0% |

[1] During December 2011 and February 2012 we issued 22,000 common shares to CWH, and on March 12, 2012 we sold 9,200 common shares in our initial public offering. In December 2012, we sold 8,050 common shares in a public offering.

[2] The amounts stated reflect the amounts paid during the period. Amounts paid during the period related to SIR's first 20 days as a public company, if any, are excluded.

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.



# KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

| | | | | | | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 12/31/2012 | | 9/30/2012 | | 6/30/2012 | | 3/31/2012 | | 12/31/2011 | |
| **Selected Income Statement Data:** | | | | | | | | | | |
| Total revenues | $ | 36,405 | $ | 30,878 | $ | 27,920 | $ | 27,587 | $ | 26,692 |
| NOI [1] | $ | 29,437 | $ | 25,168 | $ | 22,220 | $ | 22,169 | $ | 21,330 |
| Adjusted EBITDA [2] | $ | 26,978 | $ | 22,657 | $ | 20,660 | $ | 20,765 | $ | 20,090 |
| NOI margin [3] | | 80.9% | | 81.5% | | 79.6% | | 80.4% | | 79.9% |
| Net income | $ | 17,169 | $ | 15,719 | $ | 15,332 | $ | 17,655 | $ | 17,246 |
| Normalized FFO [4] | $ | 23,559 | $ | 20,190 | $ | 19,028 | $ | 20,428 | $ | 20,090 |
| Common distributions paid [5] | $ | 13,118 | $ | 12,480 | $ | - | $ | - | $ | - |
| **Per Share Data:** | | | | | | | | | | |
| Net income | $ | 0.52 | $ | 0.50 | $ | 0.49 | $ | 1.34 | | |
| Normalized FFO [4] | $ | 0.71 | $ | 0.65 | $ | 0.61 | $ | 1.55 | | |
| Common distributions paid [5] | $ | 0.42 | $ | 0.40 | $ | - | $ | - | | |
| Normalized FFO payout ratio [4] | | 56.0% | | 62.0% | | 0.0% | | 0.0% | | |
| **Coverage Ratios:** | | | | | | | | | | |
| Adjusted EBITDA [2] / interest expense | | 8.6x | | 9.2x | | 12.7x | | 61.6x | | n/m |
| Total Debt / annualized Adjusted EBITDA [2] | | 4.4x | | 5.2x | | 3.9x | | 2.7x | | n/m |

[1] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with GAAP.

[5] The amounts stated reflect the amounts paid during the period. Amounts paid during the period related to SIR's first 20 days as a public company, if any, are excluded.



# CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Real estate properties: | | |
| Land | $ 675,092 | $ 614,702 |
| Buildings and improvements | 620,686 | 292,634 |
| | 1,295,778 | 907,336 |
| Accumulated depreciation | (46,697) | (36,240) |
| | 1,249,081 | 871,096 |
| | | |
| Acquired real estate leases, net | 95,248 | 44,333 |
| Cash and cash equivalents | 20,373 | - |
| Restricted cash | 42 | - |
| Rents receivable, net | 38,885 | 35,024 |
| Deferred leasing costs, net | 4,816 | 3,418 |
| Deferred financing costs, net | 5,517 | - |
| Due from related persons | 585 | - |
| Other assets | 16,105 | 661 |
| Total assets | $ 1,430,652 | $ 954,532 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Revolving credit facility | $ 95,000 | $ - |
| Term loan | 350,000 | - |
| Mortgage notes payable | 27,778 | - |
| Accounts payable and accrued expenses | 19,703 | 14,217 |
| Assumed real estate lease obligations, net | 20,434 | 21,005 |
| Rents collected in advance | 6,518 | 6,229 |
| Security deposits | 9,335 | 8,281 |
| Due to related persons | 1,701 | - |
| Total liabilities | 530,469 | 49,732 |
| | | |
| Commitments and contingencies | | |
| | | |
| Shareholders' equity: | | |
| Common shares of beneficial interest, $0.01 par value: | | |
| 50,000 shares authorized, 39,283 and 1 shares | | |
| issued and outstanding, respectively | 393 | - |
| Additional paid in capital | 876,920 | - |
| Cumulative net income | 51,251 | - |
| Cumulative other comprehensive income | 25 | - |
| Cumulative common distributions | (28,406) | - |
| Ownership interest | - | 904,800 |
| Total shareholders' equity | 900,183 | 904,800 |
| | | |
| Total liabilities and shareholders' equity | $ 1,430,652 | $ 954,532 |

# CONSOLIDATED STATEMENTS OF INCOME



(dollar and share amounts in thousands, except per share data)

| | For the Three Months Ended December 31, | | For the Year Ended December 31, | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **Revenues** | | | | |
| Rental income | $ 31,287 | $ 22,588 | $ 105,559 | $ 91,775 |
| Tenant reimbursements and other income | 5,118 | 4,104 | 17,231 | 16,847 |
| Total revenues | 36,405 | 26,692 | 122,790 | 108,622 |
| **Expenses** | | | | |
| Real estate taxes | 4,157 | 3,646 | 15,370 | 14,709 |
| Other operating expenses | 2,811 | 1,716 | 8,426 | 8,237 |
| Depreciation and amortization | 5,178 | 2,844 | 14,860 | 11,205 |
| Acquisition related costs | 1,212 | - | 2,470 | - |
| General and administrative | 2,539 | 1,240 | 8,203 | 5,528 |
| Total expenses | 15,897 | 9,446 | 49,329 | 39,679 |
| Operating income | 20,508 | 17,246 | 73,461 | 68,943 |
| Interest expense (including amortization of deferred financing fees of $382, $0, $1,050 and $0, respectively) | (3,129) | - | (7,565) | - |
| Equity in earnings of an investee | 80 | - | 269 | - |
| Income before income tax expense | 17,459 | 17,246 | 66,165 | 68,943 |
| Income tax expense | (290) | - | (290) | - |
| Net income | $ 17,169 | $ 17,246 | $ 65,875 | $ 68,943 |
| Weighted average common shares outstanding | 33,070 | - | 27,122 | - |
| Net income per common share | $ 0.52 | $ - | $ 2.43 | $ - |

# CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2012 | 2011 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 65,875 | $ 68,943 |
| Adjustments to reconcile net income to cash provided by operating activities | | |
| Depreciation | 10,493 | 7,860 |
| Net amortization of deferred financing fees | 950 | - |
| Amortization of acquired real estate leases | 4,369 | 3,143 |
| Amortization of deferred leasing costs | 653 | 578 |
| Provision for (recovery of) losses on rents receivable | (23) | 579 |
| Straight line rental income | (5,869) | (5,045) |
| Other non-cash expenses | 508 | - |
| Equity in earnings of equity investments | (269) | - |
| Change in assets and liabilities: | | |
| Restricted cash | (42) | - |
| Rents receivable | 2,031 | (2,792) |
| Deferred leasing costs | (2,051) | (1,037) |
| Other assets | 185 | 93 |
| Due from related persons | (585) | - |
| Accounts payable and accrued expenses | 1,226 | 491 |
| Rents collected in advance | 289 | 972 |
| Security deposits | 1,054 | 29 |
| Due to related persons | 1,701 | - |
| Cash provided by operating activities | 80,495 | 73,814 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Real estate acquisitions | (419,610) | (10,000) |
| Real estate improvements | (2,670) | (1,574) |
| Investment in Affiliates Insurance Company | (5,335) | - |
| Cash used in investing activities | (427,615) | (11,574) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from issuance of common shares, net | 363,657 | - |
| Proceeds from borrowings | 993,500 | - |
| Repayments of borrowings | (548,553) | - |
| Deferred financing fees | (6,567) | - |
| Repayment of demand note | (400,000) | - |
| Distributions to common shareholders | (28,406) | - |
| Owner's net distributions | (6,138) | (62,240) |
| Cash provided by (used in) financing activities | 367,493 | (62,240) |
| | | |
| Increase in cash and cash equivalents | 20,373 | - |
| Cash and cash equivalents at beginning of period | - | - |
| Cash and cash equivalents at end of period | $ 20,373 | $ - |

# CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(amounts in thousands)



| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2012 | 2011 |
| Supplemental disclosures: | | |
| Interest paid | $ 5,407 | $ - |
| | | |
| Non-cash investing activities: | | |
| Real estate acquired by issuance of shares and assumption of demand note | $ (913,286) | $ - |
| Real estate acquired by assumption of mortgage notes payable | $ (26,000) | $ - |
| Additions to real estate included in accounts payable and accrued expenses | $ (2,782) | $ - |
| | | |
| Non-cash financing activities: | | |
| Issuance of common shares | $ 513,656 | $ - |
| Issuance of demand note | $ 400,000 | $ - |
| Assumption of mortgage notes payable | $ 26,000 | $ - |

# DEBT SUMMARY



(dollars in thousands)

| | Coupon Rate [1] | Interest Rate [2] | Principal Balance [3] | Maturity Date | Due at Maturity | Years to Maturity |
|---|---|---|---|---|---|---|
| **Debt as of December 31, 2012:** | | | | | | |
| | | | | | | |
| Unsecured Floating Rate Debt: | | | | | | |
| Revolving credit facility (LIBOR + 130 bps) [4] | 1.520% | 1.520% | $ 95,000 | 3/11/2016 | $ 95,000 | 3.2 |
| Term loan (LIBOR + 155 bps) [5] | 1.770% | 1.770% | 350,000 | 7/11/2017 | 350,000 | 4.5 |
| Total / weighted average floating rate debt | 1.717% | 1.717% | $ 445,000 | | $ 445,000 | 4.2 |
| | | | | | | |
| Secured Fixed Rate Debt: | | | | | | |
| Two properties in Carlsbad, CA | 5.950% | 4.200% | $ 18,447 | 9/1/2017 | $ 17,314 | 4.7 |
| One property in Chelmsford, MA | 5.689% | 3.860% | 7,500 | 1/1/2016 | 7,500 | 3.0 |
| Total / weighted average secured fixed rate debt | 5.875% | 4.102% | $ 25,947 | | $ 24,814 | 4.2 |
| | | | | | | |
| Debt Summary: | | | | | | |
| Total / weighted average floating rate debt | 1.717% | 1.717% | $ 445,000 | | $ 445,000 | 4.2 |
| Total / weighted average secured fixed rate debt | 5.875% | 4.102% | 25,947 | | 24,814 | 4.2 |
| Total / weighted average debt | 1.946% | 1.848% | $ 470,947 | | $ 469,814 | 4.2 |

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for certain mortgages. Excludes the effect of set up transaction costs.

[3] Secured debt includes unamortized premiums of $1,831; total debt outstanding as of December 31, 2012, including unamortized premiums, was $472,778.

[4] Represents amounts outstanding on our $500,000 revolving credit facility at December 31, 2012. Interest rate is as of December 31, 2012 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017. In February 2013, we increased the available borrowing amount under our revolving credit facility from $500,000 to $750,000.

[5] Represents amounts outstanding on our $350,000 term loan at December 31, 2012. Interest rate is as of December 31, 2012.

# DEBT MATURITY SCHEDULE

(dollars in thousands)



| Year | Unsecured Floating Rate Debt | | Secured Fixed Rate Debt [3] | | Total [3] | |
|---|---|---|---|---|---|---|
| | | | | | | |
| 2013 | $ | - | $ | 217 | $ | 217 |
| 2014 | | - | | 230 | | 230 |
| 2015 | | - | | 245 | | 245 |
| 2016 | | 95,000 [1] | | 7,757 | | 102,757 |
| 2017 | | 350,000 [2] | | 17,498 | | 367,498 |
| Total | $ | 445,000 | $ | 25,947 | $ | 470,947 |
| | | | | | | |
| Percent | | 94.5% | | 5.5% | | 100.0% |

Scheduled Principal Payments As of December 31, 2012

[1] Represents amounts outstanding on our $500,000 revolving credit facility at December 31, 2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017. In February 2013, we increased the available borrowing amount under our revolving credit facility from $500,000 to $750,000.

[2] Represents the outstanding balance of our term loan at December 31, 2012. The term loan is prepayable without penalty at any time.

[3] Secured debt includes unamortized premiums of $1,831; total debt outstanding as of December 31, 2012, including unamortized premiums, was $472,778.

# LEVERAGE AND COVERAGE RATIOS

(dollars in thousands)



| | As of and For the Three Months Ended | | | |
| --- | --- | --- | --- | --- |
| | 12/31/2012 | 9/30/2012 | 6/30/2012 | 3/31/2012 |
| **Leverage Ratios:** | | | | |
| Total debt / total book capitalization | 34.4% | 39.7% | 31.1% | 24.6% |
| Total debt / total market capitalization | 32.7% | 37.9% | 30.2% | 24.4% |
| Total debt / gross book value of real estate assets [1] | 34.0% | 38.9% | 30.5% | 24.0% |
| Variable rate debt / total assets | 31.1% | 35.6% | 29.6% | 23.3% |
| Secured fixed rate debt / total assets | 1.9% | 2.3% | 0.0% | 0.0% |
| Total debt / total assets | 33.0% | 37.9% | 29.6% | 23.3% |
| **Coverage Ratios:** | | | | |
| Adjusted EBITDA / interest expense [2] | 8.6x | 9.2x | 12.7x | 61.6x |
| Total debt / annualized Adjusted EBITDA [2] | 4.4x | 5.2x | 3.9x | 2.7x |

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, and less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

# CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)



| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 12/31/2012 | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 |
| Leasing capital [1] | $ 876 | $ 332 | $ 519 | $ 362 | $ 565 |
| Building improvements [2] | 1,287 | 84 | 192 | 7 | 76 |
| Recurring capital expenditures | 2,163 | 416 | 711 | 369 | 641 |
| Development and redevelopment activities [3] | 1,083 | 305 | 71 | 144 | 159 |
| Total capital expenditures | $ 3,246 | $ 721 | $ 782 | $ 513 | $ 800 |

[1] Leasing capital includes tenant improvements and other tenant inducements (TI) and leasing costs such as brokerage commissions (LC).

[2] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[3] Development and redevelopment activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

# ACQUISITIONS INFORMATION SINCE 1/1/2012



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

| Date Acquired | Location | Hawaii/Mainland | Number of Properties | Sq. Ft. | Purchase Price [1] | Purchase Price [1]/ Sq. Ft. | Cap Rate [2] | Weighted Average Remaining Lease Term in Years [3] | Percent Leased [4] | Major Tenant |
|---|---|---|---|---|---|---|---|---|---|---|
| 6/1/2012 | Provo, UT | Mainland | 1 | 406 | $ 85,500 | $ 211 | 9.1% | 12.5 | 100.0% | Novell, Inc. |
| 6/15/2012 | Englewood, CO | Mainland | 1 | 140 | 18,900 | 135 | 9.0% | 6.2 | 100.0% | Sprint Nextel Corporation |
| 7/20/2012 | Windsor, CT | Mainland | 2 | 268 | 27,175 | 101 | 8.9% | 11.2 | 100.0% | Valassis Communications, Inc. |
| 7/30/2012 | Topeka, KS | Mainland | 1 | 144 | 19,400 | 135 | 8.6% | 11.3 | 100.0% | Hills Pet Nutrition/Colgate-Palmolive |
| 8/31/2012 | Huntsville, AL | Mainland | 1 | 1,371 | 72,782 | 53 | 12.4% | 20.0 | 100.0% | Cinram Group, Inc. |
| 9/21/2012 | Carlsbad, CA[5] | Mainland | 2 | 95 | 24,700 | 260 | 8.9% | 6.9 | 100.0% | Arrowhead General Insurance |
| 9/27/2012 | Chelmsford, MA[6] | Mainland | 1 | 111 | 12,200 | 110 | 9.8% | 6.1 | 100.0% | Kronos Incorporated |
| 11/15/2012 | Sunnyvale, CA | Mainland | 1 | 96 | 28,050 | 292 | 8.2% | 10.0 | 100.0% | Ruckus Wireless, Inc. |
| 11/21/2012 | Honolulu, HI | Hawaii | 1 | 49 | 6,300 | 129 | 3.5% | 0.5 | 90.0% | Bacon Universal Company, Inc. |
| 11/29/2012 | Sterling, VA | Mainland | 3 | 337 | 85,600 | 254 | 8.3% | 10.6 | 100.0% | Orbital Sciences Corporation |
| 12/21/2012 | Ann Arbor, MI | Mainland | 1 | 82 | 16,906 | 206 | 9.4% | 14.9 | 100.0% | Black & Veatch Corporation |
| 12/21/2012 | Columbia, MD | Mainland | 1 | 120 | 40,500 | 338 | 8.7% | 10.4 | 100.0% | Merkle Group, Inc. |
| 1/16/2013 | Addison, TX | Mainland | 2 | 554 | 105,000 | 190 | 9.0% | 13.0 | 100.0% | Bank of America, NA |
| | Total / Weighted Average | | 18 | 3,773 | $ 543,013 | $ 144 | 9.2% | 12.7 | 99.9% | |

[1] Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including any assumed debt and excluding closing costs.

[3] Average remaining lease term weighted on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

[5] Purchase price includes the assumption of mortgage debt of $18,500.

[6] Purchase price includes the assumption of mortgage debt of $7,500.



# PORTFOLIO INFORMATION

*2235 Iron Point Road, Folsom, CA*
*Office Property*
*Tenant: Micron Technology, Inc.*
*Lease Expiration: 2020*



# PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

| Key Statistic | As of and For the Three Months Ended December 31, 2012 | | |
| --- | --- | --- | --- |
| | Hawaii Properties | Mainland Properties | Total |
| Number of properties | 229 | 38 | 267 |
| Percent of total | 85.8% | 14.2% | 100.0% |
| | | | |
| Total square feet | 17,773 | 6,819 | 24,592 |
| Percent of total | 72.3% | 27.7% | 100.0% |
| | | | |
| Occupied square feet | 16,605 | 6,819 | 23,424 |
| Percent occupied | 93.4% | 100.0% | 95.3% |
| | | | |
| Total revenues | $ 19,222 | $ 17,183 | $ 36,405 |
| Percent of total | 52.8% | 47.2% | 100.0% |
| | | | |
| NOI [1] | $ 14,698 | $ 14,739 | $ 29,437 |
| Percent of total | 49.9% | 50.1% | 100.0% |

[1]  See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

# SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

| | As of and For the Three Months Ended [4] | | As of and For the Year Ended [5] | |
|---|---|---|---|---|
| | 12/31/2012 | 12/31/2011 | 12/31/2012 | 12/31/2011 |
| **Number of Properties:** | | | | |
| Hawaii Properties | 228 | 228 | 228 | 228 |
| Mainland Properties | 23 | 23 | 22 | 22 |
| Total | 251 | 251 | 250 | 250 |
| | | | | |
| **Square Feet:** [1] | | | | |
| Hawaii Properties | 17,724 | 17,775 | 17,724 | 17,775 |
| Mainland Properties | 3,649 | 3,649 | 3,551 | 3,551 |
| Total | 21,373 | 21,424 | 21,275 | 21,326 |
| | | | | |
| **Percent Leased:** [2] | | | | |
| Hawaii Properties | 93.4% | 94.4% | 93.4% | 94.4% |
| Mainland Properties | 100.0% | 100.0% | 100.0% | 100.0% |
| Total | 94.6% | 95.3% | 94.5% | 95.3% |
| | | | | |
| **Total Revenues:** | | | | |
| Hawaii Properties | $ 19,191 | $ 18,150 | $ 75,348 | $ 73,966 |
| Mainland Properties | 8,640 | 8,542 | 32,638 | 33,625 |
| Total | $ 27,831 | $ 26,692 | $ 107,986 | $ 107,591 |
| | | | | |
| **NOI:** [3] | | | | |
| Hawaii Properties | $ 14,679 | $ 14,045 | $ 58,339 | $ 56,407 |
| Mainland Properties | 7,280 | 7,285 | 27,455 | 28,304 |
| Total | $ 21,959 | $ 21,330 | $ 85,794 | $ 84,711 |
| | | | | |
| **NOI % Change:** | | | | |
| Hawaii Properties | 4.5% | | 3.4% | |
| Mainland Properties | -0.1% | | -3.0% | |
| Total | 2.9% | | 1.3% | |

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[3] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Includes properties that were owned continuously since October 1, 2011 by CWH until contributed to us on February 16, 2012.

[5] Includes properties that were owned continuously since January 1, 2011 by CWH until contributed to us on February 16, 2012.

# LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 12/31/2012 | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 |
| Properties [1] | 267 | 260 | 253 | 251 | 251 |
| Total sq. ft. [2] | 24,592 | 23,907 | 21,950 | 21,404 | 21,424 |
| Square feet leased | 23,424 | 22,684 | 20,976 | 20,382 | 20,426 |
| Percentage leased | 95.3% | 94.9% | 95.6% | 95.2% | 95.3% |
| **Leasing Activity (Sq. Ft.):** | | | | | |
| New leases | 59 | 21 | 147 | 96 | 143 |
| Renewals | 375 | 113 | 38 | 146 | 112 |
| Total | 434 | 134 | 185 | 242 | 255 |
| **% Change in GAAP Rent:** [3] | | | | | |
| New leases | 54.7% | 4.7% | 53.4% | 19.4% | 37.5% |
| Renewals | 25.9% | -8.7% | 46.0% | 10.0% | -10.5% |
| Weighted average | 35.2% | -3.1% | 52.0% | 11.6% | -0.1% |
| **Leasing Costs and Concession Commitments:** [4] | | | | | |
| New leases | $ 305 | $ 242 | $ 875 | $ 318 | $ 405 |
| Renewals | 18 | 10 | 21 | 6 | 2,518 |
| Total | $ 323 | $ 252 | $ 896 | $ 324 | $ 2,923 |
| **Leasing Costs and Concession Commitments per Sq. Ft.:** [4] | | | | | |
| New leases | $ 5.17 | $ 11.52 | $ 5.95 | $ 3.31 | $ 2.83 |
| Renewals | $ 0.05 | $ 0.09 | $ 0.55 | $ 0.04 | $ 22.48 |
| Total | $ 0.74 | $ 1.88 | $ 4.84 | $ 1.34 | $ 11.46 |
| **Weighted Average Lease Term by Sq. Ft. (years):** [5] | | | | | |
| New leases | 7.2 | 6.1 | 11.9 | 5.0 | 8.6 |
| Renewals | 11.0 | 5.2 | 3.0 | 6.8 | 9.1 |
| Total | 9.6 | 5.6 | 10.3 | 6.5 | 9.0 |
| **Leasing Costs and Concession Commitments per Sq. Ft. per Year:** [4] | | | | | |
| New leases | $ 0.72 | $ 1.89 | $ 0.50 | $ 0.66 | $ 0.33 |
| Renewals | $ 0.00 | $ 0.02 | $ 0.18 | $ 0.01 | $ 2.47 |
| Total | $ 0.08 | $ 0.34 | $ 0.47 | $ 0.21 | $ 1.27 |

[1] Includes properties acquired by us or contributed to us by CWH on February 16, 2012.

[2] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[3] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[5] Weighted based on the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

*The above leasing summary is based on leases entered into during the periods indicated.*

# OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



| Property Type | Total Sq. Ft. [1] As of 12/31/2012 | Sq. Ft. Leases Executed During the Three Months Ended 12/31/2012 | | |
| --- | --- | --- | --- | --- |
| | | New | Renewals | Total |
| Hawaii Properties | 17,773 | 59 | 375 | 434 |
| Mainland Properties | 6,819 | - | - | - |
| Total | 24,592 | 59 | 375 | 434 |

| Property Type | As of 9/30/2012 | 9/30/2012 % Leased [2] | Sq. Ft. Leased Expired | New and Renewals | Acquisitions / (Sales) | As of 12/31/2012 | 12/31/2012 % Leased |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Hawaii Properties | 16,500 | 93.1% | (374) | 434 | 45 | 16,605 | 93.4% |
| Mainland Properties | 6,184 | 100.0% | - | - | 635 | 6,819 | 100.0% |
| Total | 22,684 | 94.9% | (374) | 434 | 680 | 23,424 | 95.3% |

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period.



# TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

| | Tenant | Property Type | Sq. Ft. [1] | % of Total Sq. Ft. [1] | % of Annualized Rental Revenue [2] | Expiration |
|---|---|---|---|---|---|---|
| 1 | Orbital Sciences Corporation | Mainland Properties | 337 | 1.4% | 6.6% | 6/30/2023 |
| 2 | Cinram Group, Inc. | Mainland Properties | 1,371 | 5.9% | 5.9% | 8/30/2032 |
| 3 | Novell, Inc. | Mainland Properties | 406 | 1.7% | 5.1% | 11/30/2024 |
| 4 | The Southern Company | Mainland Properties | 448 | 1.9% | 3.1% | 12/31/2018 |
| 5 | Tesoro Hawaii Corporation | Hawaii Properties | 3,148 | 13.4% | 2.7% | 4/30/2019; 12/31/2019; 3/31/2024 |
| 6 | Bookspan | Mainland Properties | 502 | 2.1% | 2.4% | 9/23/2028 |
| 7 | Merkle Group, Inc. | Mainland Properties | 120 | 0.5% | 2.3% | 5/31/2023 |
| 8 | Shurtape Technologies, LLC | Mainland Properties | 645 | 2.8% | 2.2% | 5/28/2024 |
| 9 | Stratus Technologies, Inc. | Mainland Properties | 287 | 1.2% | 2.2% | 5/31/2016 |
| 10 | Servco Pacific, Inc. | Hawaii Properties | 537 | 2.3% | 2.2% | 1/31/2029; 2/29/2032 |
| 11 | Micron Technology, Inc. | Mainland Properties | 96 | 0.4% | 2.1% | 4/30/2020 |
| 12 | Colgate - Palmolive Company | Mainland Properties | 142 | 0.6% | 1.9% | 1/31/2024 |
| 13 | Ruckus Wireless, Inc. | Mainland Properties | 96 | 0.4% | 1.7% | 11/30/2022 |
| 14 | Arrowhead General Insurance Agency, Inc. | Mainland Properties | 95 | 0.4% | 1.6% | 7/31/2019 |
| 15 | Valassis Communications, Inc. | Mainland Properties | 268 | 1.1% | 1.6% | 9/30/2023 |
| 16 | Sprint Nextel Corporation | Mainland Properties | 140 | 0.6% | 1.5% | 7/31/2018 |
| 17 | Allied Building Products Corporation | Hawaii Properties | 310 | 1.3% | 1.5% | 12/31/2028 |
| 18 | BCI Coca-Cola Bottling Company | Hawaii Properties | 351 | 1.5% | 1.5% | 12/31/2022; 7/31/2039 |
| 19 | Safeway Stores, Inc. | Hawaii Properties | 146 | 0.6% | 1.4% | 10/30/2018 |
| 20 | Manheim Services Corporation | Hawaii Properties | 338 | 1.4% | 1.4% | 5/31/2016 |
| 21 | Mattson Technology, Inc. | Mainland Properties | 101 | 0.4% | 1.3% | 5/31/2017 |
| 22 | Cisco Systems, Inc. | Mainland Properties | 149 | 0.6% | 1.3% | 12/31/2015; 12/31/17 |
| 23 | AES Hawaii, Inc. | Hawaii Properties | 1,242 | 5.3% | 1.3% | 3/31/2040 |
| 24 | Kaiser Foundation Health Plan | Hawaii Properties | 217 | 0.9% | 1.1% | 4/30/2026; 6/30/2046 |
| 25 | Black and Veatch Holding Company | Mainland Properties | 82 | 0.4% | 1.0% | 10/31/2027 |
| 26 | Waikiki Pearl Company, Inc. | Hawaii Properties | 278 | 1.2% | 1.0% | 12/31/2029 |
| 27 | Element K | Mainland Properties | 95 | 0.4% | 1.0% | 12/31/2017 |
| 28 | Pahounui Partners, LLC | Hawaii Properties | 191 | 0.8% | 1.0% | 6/30/2027 |
| | Total | | 12,138 | 51.5% | 59.9% | |

[1] Pursuant to existing leases as of December 31, 2012 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

# THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



| Lease Expirations: | Total As of 12/31/2012 | 2013 | 2014 | 2015 | 2016 and Thereafter |
|---|---|---|---|---|---|
| **Hawaii Properties:** | | | | | |
| Total sq. ft. | 17,773 | | | | |
| Leased sq. ft. [1] | 16,605 | 486 | 249 | 315 | 15,555 |
| Percent | | 2.9% | 1.5% | 1.9% | 93.7% |
| Annualized rental revenue [2] | $ 73,932 | $ 2,828 | $ 1,011 | $ 2,252 | $ 67,841 |
| Percent | | 3.8% | 1.4% | 3.0% | 91.8% |
| | | | | | |
| **Mainland Properties:** | | | | | |
| Total sq. ft. | 6,819 | | | | |
| Leased sq. ft. [1] | 6,819 | - | 2 | 247 | 6,570 |
| Percent | | 0.0% | 0.0% | 3.6% | 96.3% |
| Annualized rental revenue [2] | $ 81,427 | $ - | $ 33 | $ 3,393 | $ 78,001 |
| Percent | | 0.0% | 0.0% | 4.2% | 95.8% |
| | | | | | |
| **Total:** | | | | | |
| Total sq. ft. | 24,592 | | | | |
| Leased sq. ft. [1] | 23,424 | 486 | 251 | 562 | 22,125 |
| Percent | | 2.1% | 1.1% | 2.4% | 94.5% |
| Annualized rental revenue [2] | $ 155,359 | $ 2,828 | $ 1,044 | $ 5,645 | $ 145,842 |
| Percent | | 1.8% | 0.7% | 3.6% | 93.9% |

[1] Pursuant to existing leases as of December 31, 2012 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

# PORTFOLIO LEASE EXPIRATION SCHEDULE



(dollars and sq. ft. in thousands)

| Year | Number of Tenants with Expiring Leases | Rented Square Feet Expiring [1] | % of Total Rented Square Feet Expiring [1] | Cumulative % of Total Rented Square Feet Expiring [1] | Annualized Rental Revenue Expiring [2] | % of Total Annualized Rental Revenue Expiring [2] | Cumulative % of Total Annualized Rental Revenue Expiring [2] |
|---|---|---|---|---|---|---|---|
| 2013 | 27 | 486 | 2.1% | 2.1% | $ 2,828 | 1.8% | 1.8% |
| 2014 | 13 | 251 | 1.1% | 3.2% | 1,044 | 0.7% | 2.5% |
| 2015 | 22 | 563 | 2.4% | 5.6% | 5,645 | 3.6% | 6.1% |
| 2016 | 21 | 1,287 | 5.5% | 11.1% | 8,422 | 5.4% | 11.5% |
| 2017 | 9 | 411 | 1.8% | 12.9% | 5,733 | 3.7% | 15.2% |
| 2018 | 9 | 1,510 | 6.4% | 19.3% | 14,453 | 9.3% | 24.5% |
| 2019 | 12 | 1,765 | 7.5% | 26.8% | 6,493 | 4.2% | 28.7% |
| 2020 | 5 | 318 | 1.4% | 28.2% | 4,012 | 2.6% | 31.3% |
| 2021 | 5 | 566 | 2.4% | 30.6% | 2,087 | 1.3% | 32.6% |
| 2022 | 66 | 3,062 | 13.1% | 43.7% | 20,140 | 13.0% | 45.6% |
| Thereafter | 80 | 13,205 | 56.3% | 100.0% | 84,502 | 54.4% | 100.0% |
| Total | 269 | 23,424 | 100.0% | | $ 155,359 | 100.0% | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Weighted average remaining lease term (in years) | | 12.8 | | | 11.7 | | |

[1] Rented square feet is pursuant to existing leases as of December 31, 2012, and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

# HAWAII LAND RENT RESET SUMMARY

*(dollars and sq. ft. in thousands)*



### Historical Hawaii Land Rent Resets:

| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 12/31/2012 | 9/30/2012 | 6/30/2012 | 3/31/2012 | 12/31/2011 |
| Number of resets | 10 | 1 | 2 | 1 | 1 |
| Square feet | 365 | 105 | 30 | 47 | 59 |
| Percent Change in GAAP Rent [1] | 59.4% | 42.9% | 34.2% | 52.0% | 60.4% |

### Scheduled Hawaii Land Rent Resets:

| | Number of Resets | Sq. Ft. | Annualized Rental Revenue [2] |
|---|---|---|---|
| 2013 | 55 | 2,246 | $ 10,331 |
| 2014 | 8 | 2,951 | 5,476 |
| 2015 | 5 | 367 | 1,182 |
| 2016 and Thereafter | 47 | 3,930 | 19,582 |
| Total | 115 | 9,494 | $ 36,571 |

[1] Percent difference in prior rents charged for same space. Reset rents include expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.



# EXHIBITS

*4905 Moores Mill Road, Huntsville, AL*
*Industrial Property*
*Tenant: Cinram Group*
*Lease Expiration: 2032*

# CALCULATION AND RECONCILIATION OF PROPERTY NET INCOME (NOI)



**EXHIBIT A**

(dollars in thousands)

| | For the Three Months Ended | | For the Year Ended | |
|---|---|---|---|---|
| | 12/31/2012 | 12/31/2011 | 12/31/2012 | 12/31/2011 |
| **Calculation of NOI:** | | | | |
| Rental Income | $ 31,287 | $ 22,588 | $ 105,559 | $ 91,775 |
| Tenant reimbursements and other income | 5,118 | 4,104 | 17,231 | 16,847 |
| Real estate taxes | (4,157) | (3,646) | (15,370) | (14,709) |
| Other operating expenses | (2,811) | (1,716) | (8,426) | (8,237) |
| NOI | $ 29,437 | $ 21,330 | $ 98,994 | $ 85,676 |
| | | | | |
| **Reconciliation of NOI to Net Income:** | | | | |
| NOI | $ 29,437 | $ 21,330 | $ 98,994 | $ 85,676 |
| Depreciation and amortization | (5,178) | (2,844) | (14,860) | (11,205) |
| Acquisition costs | (1,212) | - | (2,470) | - |
| General and administrative | (2,539) | (1,240) | (8,203) | (5,528) |
| Operating income | $ 20,508 | $ 17,246 | $ 73,461 | $ 68,943 |
| | | | | |
| Interest expense | (3,129) | - | (7,565) | - |
| Equity in earnings of an investee | 80 | - | 269 | - |
| Income tax expense | (290) | - | (290) | - |
| Net Income | $ 17,169 | $ 17,246 | $ 65,875 | $ 68,943 |

*We calculate net operating income, or NOI, as shown above. We define NOI as income from our rental of real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.*

# CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)



**EXHIBIT B**

| | For the Three Months Ended | | For the Year Ended | |
| --- | --- | --- | --- | --- |
| | 12/31/2012 | 12/31/2011 | 12/31/2012 | 12/31/2011 |
| Net income | $ 17,169 | $ 17,246 | $ 65,875 | $ 68,943 |
| Plus: interest expense | 3,129 | - | 7,565 | - |
| Plus: income tax expense | 290 | - | 290 | - |
| Plus: depreciation and amortization | 5,178 | 2,844 | 14,860 | 11,205 |
| EBITDA | 25,766 | 20,090 | 88,590 | 80,148 |
| Plus: acquisition related costs | 1,212 | - | 2,470 | - |
| Adjusted EBITDA | $ 26,978 | $ 20,090 | $ 91,060 | $ 80,148 |

*We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.*

# CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollars in thousands)



**EXHIBIT C**

|  | For the Three Months Ended | | For the Year Ended | |
|---|---|---|---|---|
|  | 12/31/2012 | 12/31/2011 | 12/31/2012 | 12/31/2011 |
| Net income | $ 17,169 | $ 17,246 | $ 65,875 | $ 68,943 |
| Plus:   depreciation and amortization | 5,178 | 2,844 | 14,860 | 11,205 |
| FFO | 22,347 | 20,090 | 80,735 | 80,148 |
| Plus:   acquisition costs | 1,212 | - | 2,470 | - |
| Normalized FFO | $ 23,559 | $ 20,090 | $ 83,205 | $ 80,148 |

*We calculate funds from operations, or FFO, and normalized funds from operations, or Normalized FFO, as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs.  We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.*